From: Mike Gugat
Date: October 2, 2023 at 10:57:29 AM EDT
To: Jay
Subject: Lead Investor Agreement

Hello Jay,

I hope you had a lovely weekend. I apologize in advance, I'm about to dump a bunch of information on you. Before you read on, are you still available for dinner at Chloe Wednesday October, 18th? If so, what time is good for you and I will make a reservation.

Regarding the lead investment, your $250,000 will be valued on an "early bird" discount of 25% with a pre-money valuation of $5M. The rest of the SPV will be based on a $6.3M pre-money valuation.

As the Lead Investor, you have two responsibilities, which are (1) to respond to and vote on corporate matters of the company, as requested by the company from time to time, and (2) to avoid conflicts of interest, or t the extent they cannot be avoided, to notify the company and We Funder of such conflicts so they can take appropriate actions (eg., organizing an investor vote on the matter).

So long as the Lead Investor acts in good faith when making decisions and is not grossly negligent, they are protected by indemnification provisions in Section 6 of the Independent Contractor Agreement and Section 8.6 of the Investor Agreement that all investors sign.

Once you've had a chance to review things, I suggest we have a Zoom with our partners at New Columbia Capital and We Funder to answer any questions you might have about being our Lead Investor.

Once we're in agreement, We Funder will file the Form C with the SEC, generating your official subscription agreement. This will then kick-off our public offering. Here's a LINK to preview the page that will go public.

Don't hesitate to call me with questions.

Kind regards,
Mike

For an overview of how SPVs work on Wefunder.

Background

As part of the SEC rule changes that went into effect on March 15, 2021, companies are now allowed to use special purpose vehicles (SPVs) to raise funds under Reg CF. These will generally mirror the way SPVs are currently used for Reg D offerings, with some technical differences to account for the requirements of Reg CF and new Rule 3a-9 of the Investment Company Act.

How Reg CF SPVs Work

When a company files their Form C, Wefunder Admin, LLC (a wholly owned subsidiary of Wefunder, Inc.) will form a new series LLC on behalf of the company, that will function as the SPV for the round. The SPV will be called "[Company Name] [#] [EB], a series of Wefunder SPV LLC." All securities sold by the company will be issued directly to the SPV, and investors will receive an ownership interest in the SPV that is proportional to their investment size. The SPV will only issue one type of its securities to investors, and will only hold company securities from one specific raise and one set of terms. If the company uses early-bird terms, there will be one SPV set up to hold the early bird securities, and another for the regular non-early bird securities. Similarly, if we open a concurrent Reg D offering to accommodate oversubscriptions, those investors will be placed in an additional SPV. The SPV is considered a "co-issuer" alongside the company and will be listed on the Form C. We will also add some disclosures to the Form C that describe how the SPV arrangement works.

Economics, Information and Fees

Our SPVs are structured such that investors should receive the same economic exposure and information as if they had invested directly in the company or via the Custodian. There will be no additional fees charged to either the company or investors to use an SPV.

Voting and Lead Investors

Just like with the existing Custodian arrangement, the voting rights (if any) of investors in the SPV will be directed by one Lead Investor, who will be identified by the company on their Wefunder pitch page and Form C, after approval from Wefunder. The Lead Investor invests on the same terms as the other Wefunder investors and is intended to have its incentives be aligned with the other investors - ie., to maximize the value of the company. Each investor grants a power of attorney to the Lead Investor to make voting decisions on their behalf and perform related tasks like signing documents. The Lead Investor then communicates voting decisions directly to the company, and must notify Wefunder of such decisions for ongoing monitoring purposes (although Wefunder does not intend to be involved in routine voting decisions).

The Lead Investor can quit, or can be removed by Wefunder if they fail to perform their duties, engage in fraud, or have undisclosed conflicts of interest. In certain circumstances, Wefunder can also choose to hold a vote of investors to remove the Lead Investor, or can hold a vote with respect to a particular voting decision on which the Lead Investor is conflicted. In the event the Lead Investor is removed, the company would nominate a new Lead Investor (with approval of Wefunder) and would communicate that to the investors; following this, investors would have 5 days during which they can choose to revoke their proxy to the Lead Investor.

Lead Investors are not compensated in their role as Lead Investor, but may be appointed as portfolio manager to an SPV formed by Wefunder in a future Reg D round, for which they can receive carried interest.

SPVs and Section 12(g)

Section 12(g) of the Securities Exchange Act of 1934 requires that companies with (i) over 500 non-accredited stockholders (or 2,000 total stockholders) and (ii) $25 million in assets, must begin to file public company securities filings.

The new SPV rules provide an explicit carveout from Section 12(g), meaning that there is now 100% clarity that individual investors in a Reg CF SPV count as only 1 stockholder for purposes of Section 12(g). The only caveat here is that any investors in the SPV that are *non-natural persons* (ie., corporations, LLCs, partnerships, etc.) are still counted for purposes of Section 12(g). Entities comprise a small proportion of all Wefunder investors, but it is something to keep in mind.

Investing Directly on the Cap Table

Companies can still put investors directly on their cap table (rather than investing through the SPV), but if those investors also want the ability to vote their own shares (rather than proxying their vote to the Lead Investor), they will be required to invest via Reg D, meaning they must be an accredited investor. We suggest a $25,000 minimum investment for investors who want to be put directly on the cap table.

Transferability of SPV Interests

Securities sold under Reg CF cannot be transferred for 1 year, with certain exceptions such as trust transfers and sales to accredited investors (see Rule 501). By default, SPV interests will be transferable following this 1 year period, subject to providing sufficient documentation as required by the company and Wefunder. Companies can choose to instead make the SPV interests non-transferable without the prior consent of the company. Secondary sales of SPV interests sold through our platform (if permitted by the company) will initially be handled on a case-by-case basis, but over time we anticipate building a secondary trading platform to facilitate these trades.

Contracts

You can view the contracts that make up the SPV and Lead Investor arrangement (as well as the previous Custodian arrangement)

The following are the contracts that make up the SPV and Lead Investor arrangement:

1. **SPV Subscription Agreement** - SPV investors purchase ownership interests in the SPV and make certain promises about their investment decision. There is also an appendix containing a description of the terms of the investment.
2. **Investor Agreement** - each investor agrees to invest through the SPV, agrees to the Lead Investor, and gives a power of attorney to the Lead Investor to vote their ownership interests in the SPV.
3. **Lead Investor Agreement** - the Lead Investor is officially appointed by the Issuer, the Issuer agrees to inform their investors about the Lead Investor, and the contract describes the situations in which the Lead can be replaced or Wefunder can solicit a vote of all investors on decisions where the Lead is conflicted.
4. **Independent Contractor Agreement** - Wefunder Admin, LLC hires the Lead Investor as an independent contractor, allowing it to delegate to the Lead Investor the right to communicate the SPV's voting decisions to the Issuer and sign on behalf of the SPV.
5. **Listing Agreement** - the Issuer agrees to sell securities on Wefunder, agrees to the SPV setup, and agrees to pro rata rights and the right to receive notice of a future financing or acquisition.
6. **Rule 3a-9 Undertakings Agreement** - the new SPV regulations require the Issuer and the SPV make certain promises about fees & compensation. These are null, because there are no fees or compensation associated with the SPVs or Lead Investor.

See: https://wefunder.com/terms#investor

Terms related to SPVs are in Section 7.

Terms related to SPVs are in Section 7.

Attached are (1) sample of the SPV Subscription Agreement, (3) Lead Investor Agreement, (4) Independent Contractor Agreement, (5) Listing Agreement, and (6) Rule 3a-9 Undertakings Agreement.

--
Mike Gugat
Co-founder

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